Exhibit 99.1

MEDIA RECOVERY, INC.

CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2016 and 2015

and for the Years ended September 30, 2016, 2015, and 2014

with Report of Independent Auditors

MEDIA RECOVERY, INC.

CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2016 and 2015

and for the Years ended September 30, 2016, 2015, and 2014

Dallas Offi ce
8343 Douglas Avenue
Suite 400
Dallas, Texas 75225
214.393.9300 Main

whitleypenn.com

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Stockholders of
Media Recovery, Inc.

We have audited the accompanying consolidated financial statements of Media Recovery, Inc. (the “Company”) which comprise the consolidated balance sheets as of September 30, 2016 and 2015, and the related consolidated statements of operations and comprehensive income (loss), stockholders’ equity, and cash flows for the years ended September 30, 2016, 2015, and 2014, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America (“GAAP”); this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in  the circumstances, but  not for  the purpose of  expressing an opinion  on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Dallas	Fort Worth	Houston	An Independent Member of

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of September 30, 2016 and 2015, and the results of their operations and their cash flows for the years ended September 30, 2016, 2015, and 2014 in conformity with GAAP.

Emphasis of Matter

Goodwill

As discussed in Note B to the consolidated financial statements, the Company has changed its method of accounting for goodwill in the consolidated financial statements for the years ended September 30, 2016, 2015, and 2014, due to unwinding the effects of the adoption of Accounting Standards Update No. 2014-02, Accounting for Goodwill,  a Consensus of the Private Company Council as the Company meets the definition of a public business entity. Our opinion is not modified with respect to this matter.

Redeemable Preferred Stock

As discussed in Note F to the consolidated financial statements, the Company has changed its classification for its mandatorily redeemable preferred stock in the consolidated financial statements as of September 30, 2016 and 2015, as the Company meets the definition of a public business entity and is no longer eligible for certain nonpublic company exceptions under Accounting Standards Codification 480, Distinguishing Liabilities from Equity. Our opinion is not modified with respect to this matter.

Dallas, Texas

December 6, 2016

MEDIA RECOVERY, INC.

CONSOLIDATED BALANCE SHEETS

	September 30,
	2016	2015
Assets
Current assets:
Cash and cash equivalents	$4,125,854	$3,641,141
Accounts receivable - trade, net of allowance for doubtful accounts of $28,298 in 2016 and $54,997 in 2015	2,786,063	2,685,517
Accounts receivable, other	141,542	1,671,083
Inventories, net of allowance of $193,627 in 2016 and $455,940 in 2015	3,144,056	2,485,339
Prepaid expenses and other	126,502	74,387
Prepaid income taxes	-	878,255
Total current assets	10,324,017	11,435,722

Property and equipment, net	4,076,658	4,242,500

Other assets	43,202	55,452
Goodwill	19,403,349	19,403,349

Total assets	$33,847,226	$35,137,023

Liabilities and Stockholders' Equity
Current liabilities:
Accounts payable	$934,674	$779,019
Accrued liabilities	1,017,384	1,612,164
Income taxes payable	513,492	-
Total current liabilities	2,465,550	2,391,183

Long-term liabilities:
Line of credit	-	-
Non-current deferred income taxes	2,094,755	1,629,563
Long-term accrued liabilities	97,334	123,870
Total liabilities	4,657,639	4,144,616

Commitments and contingencies

Mandatorily redeemable preferred stock, $0.001 par value, $1 liquidating preference, 10,000,000 shares authorized, 5,850,000 shares issued and 800,000 shares outstanding	800,000	800,000

Stockholders' equity:

Common stock, $0.001 par value, 20,000,000 shares authorized, 5,539,002 shares issued and 4,102,002 shares outstanding	5,539	5,539
Treasury common stock, 1,437,000 shares in 2016 and 2015, at cost	(13,712,275)	(13,712,275)
Additional paid-in capital	5,908,389	5,795,457
Other comprehensive income	966	2,070
Retained earnings	36,186,968	38,101,616
Total stockholders' equity	28,389,587	30,192,407

Total liabilities and stockholders' equity	$33,847,226	$35,137,023

See accompanying notes to consolidated financial statements.

MEDIA RECOVERY, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

	Year Ended September 30,
	2016	2015	2014

Net sales	$20,423,432	$21,125,532	$21,300,336

Cost of sales	9,811,630	11,228,220	11,609,280
Gross profit	10,611,802	9,897,312	9,691,056

General and administrative expenses	7,883,368	9,392,459	7,393,256
Loss on disposal of property and equipment	-	315,182	-
Income from continuing operations	2,728,434	189,671	2,297,800

Interest expense	(305)	(11,351)	(108,660)
Interest income	-	-	17,272
Other	17,835	419,818	79,622
Income from continuing operations before income taxes	2,745,964	598,138	2,286,034

Income tax expense	1,344,602	527,123	650,778
Income from continuing operations	1,401,362	71,015	1,635,256

Discontinued operations Income from discontinued operations, net of tax	-	-	1,286,694
Loss on sale of discontinued operations, net of tax benefit	-	(119,310)	(2,017,569)
Loss from discontinued operations	-	(119,310)	(730,875)

Net income (loss)	$1,401,362	$(48,295)	$904,381

Other comprehensive income (loss)
Gain (loss) on cumulative translation adjustment	(1,104)	2,070	-

Comprehensive income (loss)	$1,400,258	$(46,225)	$904,381

See accompanying notes to consolidated financial statements.

MEDIA RECOVERY, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

Years Ended September 30, 2016, 2015 and 2014

	Common Stock	Treasury Stock	Additional Paid-in Capital	Retained Earnings	Other Comprehensive Income (Loss)	Total

Balance at September 30, 2013	$5,539	$(13,712,275)	$5,795,457	$37,245,530	$-	$29,334,251
Net income	-	-	-	904,381	-	904,381

Balance at September 30, 2014	5,539	(13,712,275)	5,795,457	38,149,911	-	30,238,632
Cumulative translation adjustment	-	-	-	-	2,070	2,070
Net loss	-	-	-	(48,295)	-	(48,295)

Balance at September 30, 2015	5,539	(13,712,275)	5,795,457	38,101,616	2,070	30,192,407
Cumulative translation adjustment	-	-	-	-	(1,104)	(1,104)
Stock compensation expense	-	-	112,932	-	-	112,932
Dividends	-	-	-	(3,316,010)	-	(3,316,010)
Net income	-	-	-	1,401,362	-	1,401,362

Balance at September 30, 2016	$5,539	$(13,712,275)	$5,908,389	$36,186,968	$966	$28,389,587

See accompanying notes to consolidated financial statements.

MEDIA RECOVERY, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended September 30,
	2016	2015	2014
Operating Activities
Net income (loss)	$1,401,362	$(48,295)	$904,381
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation	621,080	559,094	538,805
Deferred income taxes	465,192	1,048,056	(1,369,161)
Reserve for inventory obsolescence	-	619,000	904,116
Stock based compensation (forfeiture)	112,932	(441,258)	257,364
Loss on disposal of property and equipment	-	315,182	-
Changes in operating assets and liabilities:
Accounts receivable, trade	(100,546)	759,302	(1,439,831)
Accounts receivable, other	1,529,541	5,192,990	(6,741,070)
Inventories	(658,717)	600,594	(535,113)
Prepaid expenses and other	(52,115)	262,583	596,069
Prepaid income taxes and income taxes payable	1,391,747	(44,180)	(786,959)
Other assets	12,250	58,031	98,959
Accounts payable	155,655	(176,946)	(513,402)
Accrued liabilities	(621,316)	(1,410,550)	452,891
Net cash provided by (used in) operating activities	4,257,065	7,293,603	(7,632,951)
Investing Activities
Shocklog Holdings acquisition	-	-	(12,034,862)
Proceeds from note receivable	-	-	1,042,469
Purchases of property and equipment	(455,238)	(978,089)	(927,183)
Net cash used in investing activities	(455,238)	(978,089)	(11,919,576)
Financing Activities
Payment of dividends	(3,316,010)	-	-
Proceeds from line of credit	-	-	36,697,582
Payments on line of credit	-	(2,754,794)	(33,942,788)
Net cash provided by (used in) financing activities	(3,316,010)	(2,754,794)	2,754,794
Effect of exchange rate changes on cash	(1,104)	2,070	-
Net cash provided by discontinued operations	-	-	16,871,488
Net increase in cash and cash equivalents	484,713	3,562,790	73,755
Cash and cash equivalents at beginning of year	3,641,141	78,351	4,596

Cash and cash equivalents at end of year	$4,125,854	$3,641,141	$78,351

Supplemental Disclosure of Cash Flow Information
Cash paid during the year for interest	$-	$28,042	$87,952

Cash paid during the year for income taxes	$133,080	$293,181	$2,137,100
Non-cash Transactions
Deferred payment Shocklog Holdings acquisition	$-	$-	$633,414

See accompanying notes to consolidated financial statements.

MEDIA RECOVERY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2016 and 2015
and the Years ended September 30, 2016, 2015, and 2014

A.Nature of Business

Media Recovery, Inc. (the “Company”) is a manufacturing and distribution company that manufactures shipping and handling monitors and recorders, which measure impact, temperature, and tilt of products during shipment and equipment monitors, used primarily to measure impact and other safety factors. The Company has two distribution and manufacturing facilities located in Graham, Texas and Loenen, Netherlands. The Company’s corporate offices are located in Dallas, Texas.

B.Summary of Significant Accounting Policies

A summary of the Company’s significant accounting policies consistently applied in the preparation of the accompanying consolidated financial statements follows:

Basis of Accounting

The accounts are maintained and the consolidated financial statements have been prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries ShockWatch, Inc.; MRI DPC; DataSpan, Inc.; Shocklog Holdings Limited; and ShockWatch Europe, B.V. All significant intercompany accounts and transactions have been eliminated in consolidation. MRI DPC and DataSpan were sold during 2014 and classified as discontinued operations in the accompanying consolidated financial statements, see Note L.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts in the consolidated financial statements and accompanying notes. Actual results could differ from these estimates and assumptions.

Foreign Currency Translation

All assets and liabilities in the balance sheet of foreign subsidiaries whose functional currency is other than the U.S. dollar are translated at year-end exchange rates. All revenues and expenses in the statement of operations, of these foreign subsidiaries, are translated at average exchange rates for the year. Translation gains and losses are not included in determining net income but are shown in other comprehensive income on the consolidated balance sheets. Foreign currency transaction gains and losses are included in determining net income.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. At September 30, 2016 and 2015, the Company had no such investments. The Company maintains deposits primarily in one financial institution, which may at times exceed amounts covered by insurance provided by the U.S. Federal Deposit Insurance Corporation (“FDIC”). The Company has not experienced any losses related to amounts in excess of FDIC limits.

MEDIA RECOVERY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Accounts Receivable

Accounts receivable are stated at amounts management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts. Balances still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable. Changes in the valuation allowance have not been material to the consolidated financial statements. Concentrations of credit risk with respect to trade receivables are limited due to the large number of customers comprising the Company’s customer base, and their dispersion across many different industries and geographies. One customer’s accounts receivable balance consisted of approximately 12% and 10% of the accounts receivable balance as of September 30, 2016 and 2015, respectively.

Inventories

Inventories are stated at the lower of cost or market value. Cost is principally determined by the weighted-average cost method, which approximates the first-in, first-out method. Inventories include factory overhead that is applied on the basis of labor costs and manufacturing expenses incurred, less allowances for obsolete items. The Company determines that items are slow moving or obsolete based on whether they have been sold or used in production between 180 and 365 days, or greater than 365 days, respectively, during the fiscal year. Such items are then specifically reviewed for obsolescence based on other criteria which include the frequency that these items are purchased, manufactured, and sold. The amount of the inventory reserve for each year presented is disclosed in Note D.

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation. Depreciation is provided on the straight-line method over the assets’ estimated service lives. For major renewals and betterments that extend the useful lives are capitalized. Expenditures for maintenance and repairs are charged to expense in the period in which they are incurred, and betterments are capitalized. The cost of assets sold or abandoned and the related accumulated depreciation are eliminated from the accounts and any gains or losses are reflected in the accompanying consolidated statements of operations and comprehensive loss of the respective period. The estimated useful lives for buildings and improvements range from 10 to 39 years and for machinery and equipment range from 3 to 7 years.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of trade accounts receivable. The Company continually evaluates its customers’ financial condition and generally does not require collateral. Concentrations of credit risk with respect to trade accounts receivable are generally limited due to the large number of entities comprising the Company’s customer base. Additionally, credit losses have historically been within management’s expectations.

Revenue Recognition

The Company recognizes revenue on product sales upon the passage of title, which generally occurs upon shipment, or the rendering of services, and when collectability is deemed probable.

Presentation of Sales Tax

The states in which the Company operates and the counties within those states impose a sales tax on all of the Company’s sales to nonexempt customers. The Company collects that sales tax from customers and remits the entire amount to the applicable state. The Company’s accounting policy is to exclude the tax collected and remitted to the states from revenue and cost of sales.

MEDIA RECOVERY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Shipping and Handling Costs

Shipping and handling costs are included in cost of sales on the consolidated statements of operations and comprehensive income.

Advertising

The Company expenses advertising costs as incurred.  Total advertising costs for the years ended September 30 2016, 2015, and 2014, were approximately $100, $400, and $21,000, respectively.

Stock Awards

The Company may, with the approval of its Board of Directors, grant stock awards for a fixed number of shares to employees with an exercise price equal to the fair value of the shares at the date of grant. The Company uses the Black-Scholes option valuation model for use in estimating the fair value of stock awards.

Reclassification

Certain prior year amounts have been reclassified to conform to the current year presentation. These reclassifications had no effect on previously reported results of operations.

Goodwill

In January 2014 the Financial Accounting Standards Board issued Accounting Standards Update (“ASU”) 2014-02 related to the accounting for goodwill by private companies. Under this guidance, private companies may elect to amortize goodwill over 10 years, or less than 10 years if the entity can demonstrate that another useful life is more appropriate, and to test goodwill for impairment only upon occurrence of a triggering event that indicates that the book value of the entity may exceed the fair value of the entity, as opposed to testing goodwill for impairment annually under prior accounting guidance. The accounting guidance was originally adopted by the Company for the fiscal year ending September 30, 2014, however, these consolidated financial statements were revised as the Company now meets the definition of a public business entity and is precluded from adopting ASU 2014-02.

The Company records goodwill when consideration paid in an acquisition exceeds the fair value of the assets acquired. Goodwill is not amortized, but rather is tested for impairment annually or more frequently if events or changes in circumstances indicate that the carrying value may not be recoverable. The Company conducted their annual impairment test of goodwill as of September 30, 2016 and 2015. They have elected to first assess the qualitative factors to determine whether it is more likely than not that the fair value of the single reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment under GAAP. If the Company determines that it is more likely than not that its fair value is less than its carrying amount, then the two-step goodwill impairment test is performed.  The first step, identifying a potential impairment, compares the fair value of the reporting unit with its carrying amount. If the carrying amount exceeds its fair value, the second step would need to be performed; otherwise, no further step is required. The second step, measuring the impairment loss, compares the implied fair value of the goodwill with the carrying amount of the goodwill. Any excess of the goodwill carrying amount over the applied fair value is recognized as an impairment loss, and the carrying value of goodwill is written down to fair value. No impairment of goodwill was required at September 30, 2016, 2015, and 2014.

Long-lived Assets

The Company evaluates its long-lived assets including goodwill, property, and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of these assets is measured by comparison of their carrying amounts to future undiscounted cash flows that the assets are expected to generate. If long-lived assets are considered to be impaired, the impairment to be recognized equals the amount by which

MEDIA RECOVERY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

the carrying value of the asset exceeds its fair market value and is recorded in the period the determination was made. Based upon management’s assessment, there was no impairment of long- lived assets at September 30, 2016 or 2015.

Income Taxes

Deferred income taxes are determined using the asset and liability method of accounting for income taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred income taxes are measured using enacted tax rates expected to apply to taxable income in years in which such temporary differences are expected to be recovered or settled. The effect on deferred income taxes of a change in tax rates is recognized in the consolidated statement of operations of the period that includes the enactment date. In addition, a valuation allowance is established to reduce any deferred tax asset for which it is determined that it is more likely than not that some portion of the deferred tax asset will not be realized.

The Financial Accounting Standards Board issued ASU 2015-17 in November of 2015.  The Company has early adopted this guidance for the year ended September 30, 2016. ASU 2015-17 eliminates the requirement to present deferred tax assets and liabilities as current and noncurrent amounts in a classified balance sheet. The new standard requires deferred tax liabilities and assets to be netted together and classified as noncurrent.

The Company and its subsidiaries file income tax returns in the U.S. federal jurisdiction, various states, and foreign jurisdictions. The Company has not taken a tax position that, if challenged, would have a material  effect on  the  financial statements  or  the effective tax  rate for the  year  ended September 30, 2016, or during the prior three years. The Company and its subsidiaries are currently subject to a three-year statute of limitations by major tax jurisdictions.

Fair Value of Financial Instruments

The Company calculates the fair value of its assets and liabilities which qualify as financial instruments and includes this additional information in the notes to consolidated financial statements when the fair value is different than the carrying value of those financial instruments. The estimated fair value of accounts receivable (trade and other), accounts payable, and accrued liabilities approximate the carrying amounts due to the relatively short maturity of these instruments. The carrying value of the line of credit also approximates fair value since the instrument bears market rates of interest. None of these instruments are held for trading purposes.

C.  Fair Value Measurements

GAAP defines fair value, establishes a framework for measuring fair value, and expands disclosures about assets and liabilities measured at fair value. GAAP defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and establishes a three-tier hierarchy that is used to identify assets and liabilities measured at fair value. The hierarchy focuses on the inputs used to measure fair value and requires that the lowest level input be used. The three levels defined are as follows:

•	Level 1 — observable inputs that are based upon quoted market prices for identical assets or liabilities within active markets.

•

Level 2 — observable inputs other than Level 1 that are based upon quoted market prices for similar assets or liabilities, based upon quoted prices within inactive markets, or inputs other than quoted market prices that are observable through market data for substantially the full term of the asset or liability.

•

Level 3 — inputs that are unobservable for the particular asset or liability due to little or no market activity and are significant to the fair value of the asset or liability. These inputs reflect assumptions that market participants would use when valuing the particular asset or liability.

MEDIA RECOVERY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

The Company holds no instruments which have fair value measured at Level 1 or Level 2. The Company’s stock awards and goodwill were valued using Level 3 inputs of the fair value hierarchy contained in ASC 820-10, in accordance with policies disclosed in Note B, and are reflected in the accompanying consolidated balance sheets at fair value. The following table summarizes the fair value of the Company’s Level 3 financial assets and liabilities as of September 30, 2016 and 2015:

	September 30,	September 30,
	2016	2015
Assets:
Goodwill	$19,403,349	$19,403,349

There were no changes to fair value for the Company’s Goodwill using Level 3 inputs during the fiscal years ended September 30, 2016 and 2015.

D.  Inventories

Inventories consist of the following as of September 30:

	2016	2015

Raw materials	$974,374	$1,038,549
Work-in-progress	331,612	343,966
Finished goods	2,031,697	1,558,764
Allowance for obsolescence	(193,627)	(455,940)
	$3,144,056	$2,485,339

E.  Property and Equipment

Property and equipment consisted of the following at September 30:

	2016	2015

Land	$63,332	$63,332
Buildings & improvements	2,865,116	2,865,116
Machinery & equipment	6,803,184	6,354,651
Projects in progress	204,508	197,007
	9,936,140	9,480,106
Less: accumulated depreciation	(5,859,482)	(5,237,606)
	$4,076,658	$4,242,500

F.  Mandatorily Redeemable Preferred Stock

In fiscal year 1998 the Company issued 5,850,000 shares of Series A preferred stock which are convertible into shares of voting common stock at the option of the holder at any time at the initial conversion price of $1.00 per share, resulting in an initial conversion rate of one fully paid and non-assessable share of voting common stock for each share of Series A preferred stock, subject to adjustment. During the year ended September 30, 2006, 5,050,000 preferred shares were converted to common shares. No preferred shares were converted to common shares during the years ended September 30, 2016, 2015, and 2014. Dividends are paid to holders of preferred stock concurrently with dividends paid to holders of common stock and such dividends do not accumulate.  In addition, at any time on or after December 31, 2004, holders of preferred stock representing in the aggregate at least 10% of the then outstanding shares of Series A preferred stock may

MEDIA RECOVERY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

require the Company to redeem such stock for $1.00 per share. The Company has classified the Series A Preferred Stock as temporary equity in accordance with ASC Topic No. 480, Distinguishing Liabilities from Equity, which states that certain mandatorily redeemable financial instruments should be classified as temporary equity.

The Series A preferred stock has a $0.01 par value and a $1 liquidation preference. The Series A preferred stock could be redeemed through a cash payment if requested by the stockholders. Holders of preferred stock are not allowed to vote on matters submitted to a vote of the stockholders of the Company. However, certain corporate matters including dividend payments, issuances of certain stock awards, disposal of shares of capital stock, and a merger of the Company, require the consent of the holders of at least 85% of the then outstanding shares of Series A preferred stock. The Company has reserved 800,000 shares of common stock for the potential conversion of preferred stock. When the Company did not meet the definition of a public business entity it was eligible for certain nonpublic company exceptions under Accounting Standards Codification 480, Distinguishing Liabilities from Equity, and classified these redeemable preferred shares as equity.

G.  Stockholders’ Equity

Stock Awards

During October of 2010 the Company canceled all 160,260 phantom stock awards previously outstanding and granted 215,260 new phantom stock awards to key management employees. The 2010 phantom stock awards vested at the expiration of a 63 month period (December 31, 2014). The awards were not exercisable until the end of the period (December 31, 2014), and were to be automatically exercised by the Company between February 1, 2015 and February 28, 2015, entitling the employees to a cash payment at an amount equal to the excess of the value of a share of the Company’s stock (as determined by the Board of Directors of a corporation that is the major stockholder of the Company) over the phantom award “exercise price” of $2.46 per share. The Company recorded compensation expense for valuing its phantom stock awards based on the Company’s assessment of its enterprise value at each fiscal year end. In assessing such value, the Company considered its financial condition and operating results; the long-term potential of its business; the market for and recent sales prices of the Company’s securities, if any; and the values of similar securities issued by companies in similar businesses. Two of the key management employees left the Company and forfeited 65,000 of the 2010 phantom stock awards.

During 2015 all remaining phantom stock awards were forfeited or expired. For the years ended September 30, 2016, 2015, and 2014, the Company recorded approximately $0, ($441,000), and $257,000, respectively, in compensation expense (benefit) associated with the issuance of forfeitures of phantom stock awards. As of September 30, 2016 and 2015, there was no phantom stock award liability.

Option Grants

During 2016 certain officers of the Company were granted options to purchase common shares of the Company. Option transactions for the year ended September 31, 2016, are as follows:

			Weighted
		Weighted	Average
	Number	Average	Remaining
	of	Exercise	Contractual
	Options	Price	Life (Years)
Balance at October 1, 2015	-	$-	-
Granted	350,744	5.22	3.76

Balance at September 30, 2016	350,744	$5.22	3.76

Exercisable at September 30, 2016	51,600	$5.15	3.59

MEDIA RECOVERY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

As of September 30, 2016, the range of exercise prices for outstanding options was $5.15 to $5.76.

All stock-based compensation must be recognized as an expense in the consolidated financial statements and such cost should be measured at the fair value of the award. The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. The expected life of awards granted represents the period of time that they are expected to be outstanding. The Company determined the initial expected life based on a simplified method, giving consideration to the contractual terms, vesting schedules, and pre-vesting and post-vesting forfeitures.

The fair value of options granted for the year ended September 30, 2016, was estimated to be

$550,262 at the date  of grant using a  Black-Scholes option-pricing  model using the  following weighted average assumptions at the date of grant:

Risk-free interest rate	1.63%
Expected option life	6.5 years
Expected stock volatility	23.61%
Expected dividend yields	-

The expected stock volatility was calculated by averaging the historical volatility of a comparable public entity. As of September 30, 2016, all options were outstanding.

During the year ended September 30, 2016, the Company recorded $112,932 of stock-based compensation related to the awards, which is included in general and administrative expense in the accompanying consolidated statement of operations. Total unamortized stock-based compensation expense at September 30, 2016, was $437,330 and will be expensed ratably through 2021. There was no stock-based compensation expense or unamortized expense as of or for the years ended September 30, 2015 and 2014.

H.Line of Credit

The Company maintains a financing arrangement with a bank. The line of credit requires compliance with certain financial covenants and is secured by substantially all of the assets of the Company. Outstanding amounts bear interest at the prime or LIBOR rate plus an applicable margin (2.25% at September 30, 2016). The Company had no debt outstanding as of September 30, 2016 and 2015. There was approximately $2,755,000 outstanding under this line of credit at September 30, 2014, which was paid off in 2015. The line of credit matured in 2016 but was extended until March 19, 2017.

I.Income Taxes

Significant components of the provision for income taxes are as follows:

	2016	2015
Current	$(879,410)	$582,396
Deferred	(465,192)	(1,048,056)
Less: income tax expense from discontinued operations	-	(61,463)

Total income tax expense from continuing operations	$(1,344,602)	$(527,123)

MEDIA RECOVERY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

The difference between income tax expense and tax expense computed by applying the federal statutory income tax rate to income before taxes is due primarily to the effect of nondeductible goodwill impairment, applicable state income taxes, foreign tax credits, and nondeductible meals and entertainment expense. Deferred tax assets and liabilities for the years ended September 30, consisted of the following:

	2016	2015
Deferred tax assets (liabilities):
Allowance for doubtful accounts	$10,753	$20,899
Inventory reserves	73,578	173,257
Other accruals	191,356	141,703
Deferred compensation	760	760
Charitable contributions	1,959	1,442
State NOL	109,093	101,805
Foreign tax credit	899,034	444,601
Depreciation	(497,122)	(418,175)
Goodwill	(1,025,287)	(1,025,287)
Unrepatriated foreign earnings	(959,845)	(625,967)
Valuation allowance for deferred tax assets	(899,034)	(444,601)
Net deferred tax liability	$(2,094,755)	$(1,629,563)

J.Employee Benefit Plan

The Company has a 401(k) deferred compensation plan for all eligible employees. Active participants may contribute up to 90% of their annual compensation, subject to annual limit established by the government. The Company matches 50% of the employees’ contributions up to 6% of the employees’ salaries. Effective November 30, 2015, the Plan merged into the Capital Southwest Management Corporation Employee Savings Plan. For the years ended September 30, 2016, 2015, and 2014, the Company recognized approximately $111,000, $128,000, and $284,000, respectively, of expense related to this Plan.

K.Commitments and Contingencies

Operating Leases

The Company leases operating facilities and equipment under non-cancelable operating leases. Lease agreements expire at various dates through 2021. Associated rent expense for the years ended September 30, 2016, 2015, and 2014, was approximately $128,000, $148,000, and $308,000, respectively. As a result of escalating lease payments, the Company has recorded deferred rent of approximately $124,000 and $148,000 as of September 30, 2016 and 2015, respectively, included in accrued liabilities and long-term accrued liabilities in the accompanying consolidated balance sheets.

Future minimum payments under non-cancelable operating leases with initial terms of one year or more consisted of the following at September 30, 2016:

2017	$132,000
2018	132,000
2019	132,000
2020	132,000
2021	88,000

Total minimum lease payments	$616,000

MEDIA RECOVERY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Litigation

The Company is subject to legal proceedings and claims that arise in the ordinary course of operations. As of September 30, 2016 and 2015, the Company has no known material legal contingencies.

L.Discontinued Operations

On October 14, 2013, the Company sold substantially all the assets of MRI DPC, Inc. for a purchase price of approximately $6.3 million, which included a working capital price adjustment of approximately $207,000.

On September 30, 2014, the Company sold substantially all the assets of DataSpan, Inc. for a purchase price of approximately $8.7 million, which included a working capital price adjustment of approximately $2.3 million. The Company incurred a net loss of $119,310 and $730,875 on the sale of the entity for 2015. No gain or loss was recorded in 2016.

The operations of both entities net of applicable income taxes, are presented as discontinued operations and comprehensive income for the years ended September 30, 2016, 2015, and 2014, in the accompanying consolidated statements of operations and comprehensive income.  Interest expense was not allocated to the reporting unit and, therefore, all of the Company’s interest expense is included in continuing operations.

	2016	2015	2014
Income from discontinued operations	$-	$-	$910,183
Loss on sale of discontinued operations		(180,773)	(2,017,569)
Income tax benefit	-	61,463	376,511
Net loss from discontinued operations	$-	$(119,310)	$(730,875)
Net sales from discontinued operations	$-	$-	$71,497,005

M.Subsequent Events

Management has evaluated and considered disclosure of subsequent events up to and including December 6, 2016, which is the date the consolidated financial statements were available for issuance.